Meredith B. Cross
+1 202 663 6644 (t)
+1 202 663 6363 (f)
meredith.cross@wilmerhale.com
October 9, 2008
By EDGAR Submission
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 4561
Washington, D.C. 20549
Attention: Christian Windsor and Kathryn McHale

Re:	LendingClub Corporation
Registration Statement on Form S-l
File No. 333-151827
Ladies and Gentlemen:
On behalf of LendingClub Corporation, a Delaware corporation (the “Company”), submitted herewith for filing is Amendment No. 3 (“Amendment No. 3”) to the Registration Statement referenced above (the “Registration Statement”), which includes a preliminary prospectus dated October 9, 2008.
Amendment No. 3 is being filed in response to comments contained in the letter dated October 2, 2008 from Christian Windsor of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Renaud Laplanche, the Company’s Chief Executive Officer. The responses set forth below are based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by the Company. The responses are keyed to the numbering of the comments and the headings used in the Staff’s letter. Where appropriate, the Company has responded to the Staff’s comments by making changes to the disclosure in the Registration Statement as set forth in Amendment No. 3. Page numbers referred to in the responses reference the applicable pages of Amendment No. 3. The Company’s Member Payment Dependent Notes are referred to herein as the “Notes.”
Wilmer Cutler Pickering Hale and Dorr llp, 1875 Pennsylvania Avenue NW, Washington, DC 20006
Beijing    Berlin    Boston    Brussels    London    Los Angeles    New York    Oxford    Palo Alto    Waltham    Washington

Securities and Exchange Commission October 9, 2008 Page 2
General
1.	We continue to be concerned about the differences in the borrower member information you will provide to your lender members in your prospectus and on the Lending Club website. For example, on pages 45 and 46 of your registration statement, you present a list of borrower member information that you will present on the Lending Club website that you will not provide in your registration statement or in your prospectus supplements. For example, you intend to present a broad range of unverified financial information such as:
•	a borrower’s self-reported income;

•	information about a borrower’s employment; and

•	Lending Club’s calculation of the borrower’s debt-to-income ratio.
Although, in your August 1, 2008 letter to the staff, you state that this “information should not be material to a lender member’s decision to invest in the notes,” and therefore you are not required to include it in your registration statement, your providing it to your members on the Lending Club website implies to a lender member that it is material to a decision to invest in the notes.

Furthermore, we note from the website, that you encourage members to evaluate social affiliation information of borrower members when making an investment decision. For example, in the “Portfolio Recommendation Technology” section you state:
Pointing lenders toward compatible borrowers will help insure that personal loans get funded, while letting borrowers know that members of their community supported their financial needs will increase the overall performance of the loan (as borrowers would be less likely to default).
With our concerns in mind, we encourage you to review the Lending Club website and revise it appropriately. Alternatively, please revise your registration statement to include borrower member information that you imply is material to a decision to invest in the notes.
Response:	As discussed with the Staff, the Company has determined that it will include the information presented on the borrower member loan listing pages in prospectus supplements that will be filed with the Commission under Rule 424(b)(3) within two business days of their first use. The Company refers to these prospectus supplements as “posting reports.”

Securities and Exchange Commission October 9, 2008 Page 3
Specifically, prior to offering Notes of any series, which offering occurs upon the posting of a loan request for each corresponding member loan, the Company will prepare a prospectus supplement that will include information regarding the Notes to be offered and the corresponding member loan as well as information about any other series of Notes then being offered for sale on the website. The Company currently anticipates preparing a posting report at least daily. This posting report will be posted on the Company’s website at the same time the loan listing is posted and will be filed on EDGAR within two business days of the initial posting.

Following the funding and closing of a corresponding member loan and issuance of the related series of Notes, the Company will prepare and file on EDGAR a prospectus supplement reflecting such sale and indicating the aggregate principal amount of Notes of such series that were sold. The Company currently anticipates filing such prospectus supplements at least weekly.

In addition, we understand that the Company is removing from its website the language quoted in the Staff’s comment.
2.	On September 18, 2008 your counsel provided information regarding a financial metric that you intend to provide to each borrower member with regard to the actual return on their invested capital. Please tell us whether you intend for this information to be part of the prospectus. Also, please tell us how you plan on explaining this information so that an investor can understand the information reported. In particular, please advise the staff how you calculate the effect of losses on non-accrual loans, as indicated in the second scenario. If this information is intended to be part of the company’s continuing reporting obligation on the notes, please advise the staff how you intend to reconcile this information to GAAP information as required by Release 33-8176.
Response:	The Company has determined that it will not provide members with this information. The Company intends to review this further and, pending such review, may at a later date request to discuss this information with the Staff again.
Risk Factors, page 12
We have secured our debt facilities..., page 21
3.	Revise this risk factor to discuss the fact that you have used most of the capacity on these facilities, that you are in default on the covenants of the facilities and that your lenders have given forbearance for your defaults.

Securities and Exchange Commission October 9, 2008 Page 4
Response:	The Company has revised the risk factors on pages 20 and 21 of the prospectus in response to the Staff’s comment. As set forth in the risk factors on pages 20-21, as of the date of effectiveness of the Registration Statement, an amendment to the credit facilities with Silicon Valley Bank and Gold Hill Venture Lending 03, LP will become effective, whereby these lenders will waive the Company’s past covenant violations and will consent to the Company’s new operating structure.
* * *
     If you require additional information, please telephone either the undersigned at the telephone number indicated on the first page of this letter, or Erika L. Robinson of this firm at (202) 663-6402.
Yours sincerely,
/s/ Meredith B. Cross
Meredith B. Cross

cc:	Renaud Laplanche, LendingClub Corporation
Erika L. Robinson, WilmerHale